SEC file number 0-21782

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2002

FLETCHER CHALLENGE FORESTS LIMITED

(Translation of Registrant's Name Into English)

8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _A_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _A_

(If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statements on Forms F-3 (Nos. 333- 6526, 333- 8932 and 333- 12726) and S-8 (File No. 33- 97728) of Fletcher Challenge Forests Limited and certain of its subsidiaries and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLETCHER CHALLENGE FORESTS LIMITED

Date 22 August 2002

P M GILLARD
SECRETARY

NEWS RELEASE

STOCK EXCHANGE LISTINGS: NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).

ANNUAL RESULTS TO 30 JUNE 2002

COMPANY REPORTS STRONG GROWTH IN OPERATIONAL EARNINGS

AUCKLAND, 22 August 2002 – Fletcher Challenge Forests today reported earnings before interest and taxation (EBIT), prior to unusual items, of $136 million including a forest crop revaluation of $53 million. EBIT, before unusual items and the crop revaluation, totalled $83 million for the year, an increase of $66 million over the $17 million recorded last year[(1)].

- EBIT of $136 million represents a Return on Capital Employed of 9.6%.
- EBIT from our North American operations was up 136% on 2001.
- Cash flow from operations for the year was strong at $56 million, increasing from $22 million in the first six months to $34 million in the second half.
- EBIT before unusual items grew strongly in the second half of the financial year to $93 million, compared to $43 million recorded in the first six months of the year.
- Our Japan Engineered Wood Products operation performed unsatisfactorily, and has been discontinued.

The results were achieved on the basis of a clearfell harvest from the Company's estate of 1.59 million m^3. Our annual harvest will increase by approximately 45% over the next five years as our forests mature, with a commensurate growth in operating earnings and cash flow.

The strong growth in operating earnings was assisted by the benefits flowing through from the Company's ongoing cost reduction programme, an excellent performance from our North American operations, and an unrealised foreign exchange gain ($25m) as a result of the strengthening New Zealand dollar. Markets were generally stronger in the last six months.

(1) See attached Reconciliation Schedule on page 4.

Continues...

To:	BUSINESS EDITOR	From:	Paul Gillard Company Secretary FLETCHER CHALLENGE FORESTS
Fax:	AUTO	Telephone: Mobile: Fax:	64-9-571 9846 0274 320 310 64-9-571 9872

Net profit after tax, before unusual items, was $75 million, a $128 million turnaround compared to the loss of $53 million in the year to June 2001[1]. Unusual items for the current period, principally the write-off of the balance of the Company's subordinated loan to the CNIFP which was announced in the first half of the year, totalled $324 million after tax, resulting in a net loss for the year of $249 million.

Earnings Summary – pre Unusuals

	2002 NZ$ m
EBIT (pre Unusuals and Revaluation)	83
Forest crop revaluation	53
EBIT (pre Unusuals)	136
Funding Costs	(22)
Taxation / Minority Interest	(39)
Net Profit (pre Unusuals)	75

Forest Valuation

During the period to June 2002 the value of our forest estate rose 5%, to $1.176 billion. The increment of $53 million has been taken to earnings.

Our forest estate is still maturing and the volume being harvested is less than the biological growth on all remaining areas, giving rise to an increase in forest inventory of $51 million. An increase in the 12 quarter price index was also a positive factor, assisting the higher valuation.

Financial Position

The Company is now in a very satisfactory financial position, with net debt reduced to $247 million, down $76 million from $323 million at June 2001.

No dividend has been declared in respect of the 2002 year. Having regard to the Company's comfortable debt level and increased financial flexibility, the Directors are currently reviewing capital management options.

Net tangible assets per share rose to 41 cents at June 2002, from 39.3 cents at December 2001.

Strategic Priorities

At a Special Meeting of shareholders on 13 August 2002, the proposed acquisition of the CNIFP assets failed to gain the required 75% approval. The Company will continue to take a close interest in the future ownership of these assets, and will evaluate any opportunities that will create value for our shareholders. The Company has obtained a clearance under the Commerce Act to acquire the CNIFP estate.

Management's immediate priority is to focus on our existing business strengths to maximise the performance of the Company. We are undertaking expansions of our plywood manufacturing facility at Mount Maunganui, where capacity is being increased by approximately 30%, and of our solid wood moulding plant at Taupo, where a third moulding line is planned to increase our production of solid lineal mouldings for the USA market. A number of other opportunities to expand our processing and marketing operations are being evaluated.

During the year we also commenced full production of "clear boards" for the US hobby and DIY market. These clear, knot-free, small dimension boards are produced from the highest value lumber grades and in turn command the highest price of any solid lumber product. They complement our product offering and add value to our forest output.

The Company will continue to work with other New Zealand industry participants on export marketing initiatives directed at improving the market positioning of Pinus radiata, lowering logistics costs and developing new markets. The significant success achieved in relation to India is testimony to the value potential in this arena.

We will also continue to promote industry consolidation initiatives which have the potential to improve export marketing, lower costs of operations, and create value for our shareholders.

Outlook

Market conditions improved over the second six months of the financial year, with strong demand in residential construction in New Zealand and Australia, a continued recovery in the Asian log markets led by Korea and China, and good demand from the USA.

Residential construction activity currently remains strong in New Zealand. Structural lumber sales are currently running ahead of this time last year and demand from Australia remains firm.

US spending on housing and house renovations has shown remarkable resilience over the last two years, and we are not seeing any significant slowdown in demand from the market segments in which we operate.

Korea, the largest of our export log markets, continues to grow strongly, and demand from Japan is stable.

We expect sales to China to continue to grow over the current year, supported by strong GDP growth and continued expansion of the construction, residential and furniture sections. Over the medium term, wood imports by China are forecast to increase dramatically, supported by high GDP growth and restrictions on local logging.

The Company plans to harvest approximately 1.9 million m^3 in the current year, an increase of approximately 20% over the 2002 cut level. Current trading is benefiting from firmer prices across most products and markets, and earnings will also be assisted by our ongoing operational improvement programmes and capacity expansions. In the absence of any unforeseen material adverse event we would expect to deliver a further significant improvement in operating results, prior to any currency impacts, in 2003.

Fletcher Challenge Forests will hold a results briefing for the media at 9:00 am NZ time on Thursday 22 August. For listen-in access to the briefing, dial 083-032 (within NZ); or +64-8308-3032 internationally. Enter 767020# when prompted for your Passcode.

The media presentation will also be available on our website (www.fcf.co.nz).

Forward Looking Statements: There are statements included in this release which are "forward-looking statements" as defined in the U.S. Private Securities Litigation Reform Act of 1995, and they are included herein in reliance upon the safe harbours created by that Act. As forward-looking statements are predictive in nature, they are subject to a number of risks and uncertainties relating to Fletcher Challenge Forests, its operations, the markets in which it competes and other factors (some of which are beyond the control of Fletcher Challenge Forests).

Reconciliation Schedule

At 30 June 2001 the Company changed its forest accounting policy. This table shows a reconciliation of earnings and cash flow from continuing operations for the prior period, incorporating adjustments to align with the new policy and for unusual items.

Year ended 30 June 2001 *(NZ$million)*	EBIT[1]	Net Earnings	Cash Flow from Operations before Working Capital
Per Financial Statements	(1,671)	(1,377)	104
Add back net Unusual Losses (net of Accrued Interest)	995	752	23
Forest Accounting Policy Adjustments			
Forest Crop Revaluation	625	555	
Forest Depletions	86	63	
Capitalised Costs	(18)	(12)	(18)
Capitalised Interest		(34)	(111)
Adjusted Comparatives (before Unusual Items)[2]	17	(53)	(2)

(1) Earnings before Interest and Taxation.
(2) Excludes any current period forest crop revaluation.

Segmental Volume Information

Sales Volumes[1] *(000m³)*	June 2002	June 2001
Log / Residue Sales		
Forest Estate		
Pruned Radiata Sawlogs	124	70
Structural Radiata Sawlogs	230	229
Utility Radiata Sawlogs	549	484
Industrial Radiata Sawlogs	322	220
Douglas Fir Sawlogs	1	1
Pulp Logs and Residues	361	411
Production Thinnings	156	105
Total Forest Estate	1,743	1,520
Third Party Trading[2]	2,091	2,602
Intra-Company Trading	(622)	(535)
Total	3,212	3,587
Manufactured Product Sales[3]		
Solid Lineal Mouldings	31	26
Laminated and Finger-Jointed Product	84	77
Lumber	553	498
Total	668	601
Third Party Lumber Trading	82	85
Total	750	686

(1) Represents 100% of the volumes from managed operations excluding CNIFP.
(2) Includes logs, chips and residues.
(3) Excludes 50% owned associate operations in Argentina (sold March 2001).

Expanded Commentary

Forests and Logs

Forest and Logs recorded EBIT before unusual items and crop revaluation of $37 million, compared to $6 million the previous year, calculated on a comparable basis. The second half of the 2002 year contributed $21 million compared to $16 million in the first six months.

Sales revenue fell slightly to $254 million compared to $272 million in June 2001. External sales volumes from our own forests increased by 13% to 1.33 million m^3 compared to the year to June 2001, reflecting the stronger wood products markets and our maturing forest resource. However this was more than offset by a 22% fall in the lower margin third party trading volumes to 1.88 million m^3, due primarily to a change in terms of trade for certain chip suppliers.

The second half of the year showed a further improvement in prices, which were up 11% compared to the first half.

Exports accounted for 62% of sales revenue compared to 55% in the year to June 2001. Our largest market, Korea, continued to show a steady lift in demand, with volumes from our total managed estate exceeding 1 million m^3 for the year, up 32%. Combined with the strong growth in the China market, where log sales volumes increased 95% year-on-year, this set the tone for log exports and we saw prices lift across the board. Korean K grade prices rose 11% in US dollars, June-on-June.

Domestic sawlog sales rose slightly, underpinned by the continued strength of the residential construction sectors in both New Zealand and Australia.

The result was assisted by continuing emphasis on a low cost structure, efficient supply chains, and optimising market allocation through an effective sales and operational planning process.

Processing and Distribution

EBIT before unusual items were $21 million for the 2002 year, up from $14 million in June 2001. Excluding the Japanese Engineered Wood Product operation (JEWP), which has been discontinued, EBIT before unusual items showed a 72% increase to $31 million compared to $18 million the prior year. On a six monthly basis EBIT, excluding JEWP, increased from $12 million in the first half to $19 million in the second half of the year.

The JEWP business unit continued to experience difficult trading conditions, and our efforts to restructure this business were unsuccessful. It recorded a loss of $10 million at the EBIT level before unusual items, and we have now withdrawn from this market segment in Japan. We will continue to produce a range of engineered products for the Australasian markets.

Increased demand and stronger prices produced a 13% increase in sales revenue, from $350 million in June 2001 to $395 million in June 2002. Equity earnings and dividends from our associate companies ($14 million) increased operating revenue to $409 million for the period to June 2002. Exports accounted for 56% of sales revenue, and were split between North America (39%), Australia (8%) and Asia (9%).

The increase in sales of high value products to North America was especially noteworthy given the uncertainty in the US economy. Housing sector spending has been particularly robust and wood prices rose significantly in the second half of the year. For example the benchmark Moulding and Better grade of lumber rose over 60%, from US$800 in December to US$1,300 per m^3 by year end.

Earnings from our associate companies improved markedly from a loss of $2 million in June 2001 to a contribution of $14 million in June 2002. This result has been enhanced by our equity positions in US distribution companies, and these are expected to have more strategic significance as our US business continues to grow. Following the adoption of a recently released Financial Reporting Standard, equity earnings, previously included below EBIT, are now included within Operating Revenue.

Litigation

A US$28 million claim against the Company by Precision Lumber of the United States has been formally withdrawn by Precision, with no liability to the Company.

We have also eliminated the Company's obligation to make a fund of US$10 million available to Rubicon to meet the costs of, and certain liabilities associated with, the transferring of legal title to assets sold to Rubicon at the time of the FCL separation in 2001. A payment of approximately US$3 million was made to Rubicon to eliminate this obligation.

The Receivers' claims against the Company in relation to the previous operations of the CNIFP remain to be resolved, since the Receivers' agreement to withdraw this action has now lapsed following the Company's termination of the CNIFP purchase agreement. As previously advised, the Company is of the view that these claims are without substance.

Segmental Financial Information

June 2002 *($ million)*	Australasian Consumer Solutions	Japanese and Asian Consumer *Solutions*	North American Consumer *Solutions*	Total Processing and Distribution	Forest & Logs	Other[1]	Fletcher Challenge Forests
Sales Revenue	169	46	180	395	254		649
Other Revenue			14	14	1		15
Operating Revenue	169	46	194	409	255		664
EBITDA[2]	14	(9)	31	36	50	25	111
Forest Crop Revaluation					53		53
Depreciation	(9)	(1)	(5)	(15)	(13)		(28)
EBIT before Unusual Items	5	(10)	26	21	90	25	136
Unusual Items							(351)
EBIT[3]							(215)

June 2001 *($ million)*	Australasian Consumer Solutions	Japanese and Asian Consumer Solutions	North American Consumer Solutions	Total Processing and Distribution	Forest & Logs	Fletcher Challenge Forests
Sales Revenue	150	53	147	350	272	622
Other Revenue			(2)	(2)	17	15 [4]
Operating Revenue	150	53	145	348	289	637 [4]
EBITDA[2]	16	(3)	16	29	61	90 [4]
Depreciation	(9)	(1)	(5)	(15)	(11)	(26)
Depletions					(86)	(86)
EBIT before Revaluation & Unusual Items	7	(4)	11	14	(36) [5]	(22) [4]
Revaluation of Forest Crop upon adoption of new accounting policy						(625)
Unusual Items						(1,021)
EBIT [3]						(1,668)[4]

(1) Net foreign exchange gains on net US denominated asset and debt instruments not attributed to a specific business unit.
(2) Earnings before Interest, Taxation, Depreciation, Depletions and Forest Crop Revaluation.
(3) Earnings before Interest and Taxation.
(4) Excludes equity earnings loss of $3 million relating to the associate operations in Argentina (sold March 2001).
(5) Adjusting for the change in forest accounting policy and excluding accrued interest income, EBIT before revaluation and Unusual Items, on a comparable basis to 2002, is $6 million.

Forest Crop Valuation

Log Prices

The following table summarises the delivered prices (at wharf/mill) adopted for the valuation:

	June 2002		June 2001[(2)]
	12 Qtrs NZ$/m^3	June Qtr[(1)] NZ$/m^3	12 Qtrs NZ$/m^3
Radiata			
Pruned	174	166	172
Structural	108	108	104
Utility	101	100	98
Industrial	70	69	68
Pulp	56	50	56
Other Species	93	94	99
Weighted Average Price	100	99	99

(1) Included in the 12 Quarter series.
(2) Comparatives incorporate a change to the cartage assumptions.

Change in Value

The main elements of the change in value this period were:

	NZ$ million
Crop Valuation at 30 June 2001	1,123
Growth and replanting	128
Harvesting removals	(77)
Movement in price index	18
Other changes	(16)
Crop Valuation at 30 June 2002	1,176

FLETCHER CHALLENGE FORESTS

CONDENSED FINANCIAL STATEMENTS

(Extracted from Audited Financial Statements)

for the year ended 30 June	2002 NZ$m	2001 NZ$m
STATEMENT OF FINANCIAL PERFORMANCE		
Operating Revenue	**664**	634
Operating Expenses	**(581)**	(659)
Unusual Items(1)	**(351)**	(1,021)
Operating Earnings	**(268)**	(1,046)
Forest Crop Revaluation	**53**	(625)
Funding Costs	**(22)**	-
Earnings before Taxation	**(237)**	(1,671)
Taxation	**(9)**	285
Earnings after Taxation	**(246)**	(1,386)
Minority Interest	**(3)**	9
Net Earnings from Continuing Operations	**(249)**	(1,377)
Net Earnings from Discontinued Operations	**-**	1,270
Net Earnings	**(249)**	(107)
Operating Earnings excluding Unusual Items	**83**	(25)
PER SHARE INFORMATION - CONTINUING OPERATIONS		
Basic and Diluted Net Earnings per Fletcher Challenge Forests Share (cents)	**(9.0)**	(73.9)
Net Assets per Fletcher Challenge Forest Share (cents)	**41.0**	50.2
Share Weighting Used for:		
Basic and Diluted Net Earnings per Share (million)	**2,781**	1,864
Net Assets per Share (million)	**2,789**	2,789

1. Unusual Items include:
   - Permanent Impairment for June 2002 relating to the investment in and advances to the Central North Island Forest Partnership of $349 million (June 2001: $768 million) and in June 2001 the impairment of the New Zealand forest estate of $207 million and the investment in Tasman KB of $1 million.
   - Gain on sale of fixed assets for June 2002 of $2 million relating to the sale of the Ngatapa forest land.
   - Provisions released/(established) for June 2002 relating to the reversal of certain environmental provisions of $2 million and other provisions of $2 million and the establishment of provisions of $3 million for costs relating to the closure of the Japanese Engineered Wood Products business unit and for costs related to the proposed acquisition of the Central North Island Forest Partnership assets of $4 million . Provisions released/(established) for June 2001 related to provisions established to cover costs for defending the claims of CITIC New Zealand Limited of $5 million.
   - Acquisition Costs written off of $2 million for June 2002 relating to costs incurred in relation to the proposed acquisition of the Central North Island Forest Partnership assets.
   - Other Gains / (Losses) for June 2002 relating to the part recovery of a debt written off of $1 million relating to the sale of the Chilean forestry operations. Other Gains / (Losses) for June 2001 related to the write off of a debt of $3 million related to the sale of the Chilean forestry operations.
   - Gain on Disposal of Affiliates for June 2001 related to the gain on the sale of biotechnology and South American assets of $26 million.
   - Restructuring and Separation Costs for June 2001 of $63 million related to costs associated with the separation of the Fletcher Challenge Forests Division from the Fletcher Challenge targeted share structure and comprised legal, consultancy and other costs ($27 million), debt break costs of ($16 million), loan establishment costs ($12 million) and the write off of the pension asset ($8 million).

FLETCHER CHALLENGE FORESTS

CONDENSED FINANCIAL STATEMENTS

(Extracted from Audited Financial Statements)

as at 30 June	**2002**	2001
	NZ$m	NZ$m
STATEMENT OF FINANCIAL POSITION		
Assets		
Cash and Liquid Deposits	**22**	51
Stocks	**69**	75
Debtors	**64**	50
Current Assets - Discontinued Operations	**-**	56
Total Current Assets	**155**	232
Fixed Assets	**336**	360
Plantation Forest Crop	**1,176**	1,123
Investments	**24**	378
Total Assets	**1,691**	2,093
Liabilities		
Creditors	**105**	108
Provision for Current Taxation	**5**	-
Current Liabilities - Discontinued Operations	**-**	56
Total Current Liabilities	**110**	164
Term Debt	**269**	374
Provision for Deferred Taxation	**137**	126
Total Liabilities	**516**	664
Equity		
Reported Capital	**1,443**	1,443
Accumulated Losses	**(299)**	(44)
Group Equity	**1,144**	1,399
Minority Equity	**31**	30
Total Group Equity	**1,175**	1,429
Total Liabilities and Equity	**1,691**	2,093

FLETCHER CHALLENGE FORESTS

CONDENSED FINANCIAL STATEMENTS

(Extracted from Audited Financial Statements)

for the year ended 30 June	**2002 NZ$m**	2001 NZ$m
STATEMENT OF CASH FLOWS		
Net Earnings from Continuing Operations	**(249)**	(1,377)
Adjustment for Items not involving Cash:		
Depreciation, Depletions, Amortisation, Provisions and Revaluations	**305**	1,729
Interest Capitalised from Discontinued Operations	**-**	61
Taxation	**7**	(288)
Minority Interest in Earnings of Subsidiaries	**3**	(9)
Equity Earnings	**(8)**	14
Less Gain on Disposal of Affiliates and Fixed Assets	**(2)**	(26)
Cash Flow from Operations before Net Working Capital Movements	**56**	104
Net Working Capital Movements	**(13)**	(32)
Net Cash from Operating Activities	**43**	72
Sale of Fixed Assets	**3**	80
Sale of Investments	**3**	-
Sale of Taxation Benefits	**9**	33
Interest Paid Capitalised in Fixed Assets	**-**	(111)
Purchase of Fixed Assets	**(5)**	(32)
Purchase of Investments	**-**	(12)
Net Cash from Investing Activities	**10**	(42)
Net Debt Settlements	**(67)**	(485)
Issue of Shares	**-**	504
Option Premium Paid	**(6)**	-
Dividends Paid to Minority Shareholders	**(2)**	(4)
Net Cash from Financing Activities	**(75)**	15
Net Movement in Cash Held	**(22)**	45
Net Cash from Discontinued Operations	**(47)**	(1,046)
Net Movement in Cash Held	**(69)**	(1,001)
Add Opening Cash and Liquid Deposits		
- Continuing Operations	**51**	6
- Discontinued Operations	**47**	1,047
Effect of Exchange Rate Changes on Net Cash		
- Continuing Operations	**(7)**	-
- Discontinued Operations	**-**	46
Closing Cash and Liquid Deposits		
- Continuing Operations	**22**	51
- Discontinued Operations	**-**	47